FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               December 12, 2002

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






Schedule 10 - Notification of Major Interests in Shares


1   Name of company:

International Power plc



2   Name of shareholder having a major interest:

Merrill Lynch Investment Managers Limited



3   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:


As above



4   Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Nutraco Nominees Limited
(Designated & Undesignated)                 66,161,640

Merrill Lynch Pensions Nominees Limited
A/C NONCERT                                  3,571,011

Merrill Lynch Pensions Nominees Limited          5,000

Treasury of the Government
of the Isle of Man
A/C 5                                          545,362

Treasury of the Government
of the Isle of Man
A/C 10                                         242,131

Chase Nominees Limited                      13,952,438

Nortrust Nominees Limited                   13,291,341

Bank of New York Nominees Limited            8,727,450

Junction Nominees Limited                   10,466,168

State Street Nominees Limited                1,327,053

Morgan Nominees Limited                        820,311

Other Names                                  4,479,962



5   Number of shares/amount of stock acquired:

Not known



6   Percentage of issued class:

Not known



7   Number of shares/amount of stock disposed:

Not known



8   Percentage of issued class:

Not known



9   Class of security:

Ordinary shares of 50 pence each



10  Date of transaction:

Not known



11  Date company informed:

12 December 2002



12  Total holding following this notification:

123,589,867



13  Total percentage holding of issued class following this notification:

11.05%



14  Contact name for queries:

Investors & Media                   Grant Jones



15 Contact telephone number:

44-207-320-8619



16  Name of company official responsible for making notification:

Stephen Ramsay - Company Secretary



17  Date of notification:

12 December 2002




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary